iPayment, Inc.
40 Burton Hills, Suite 415
Nashville, Tennessee 37215
June 22, 2007
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Kevin Woody and Ms. Amanda Jaffe

Re:	iPayment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 14, 2007
File No. 0-50280

Ladies and Gentlemen:
     Further to the letter of White and Case LLP dated June 18, 2007 in connection with the above-referenced filings, iPayment, Inc., a Delaware company (the “Company”), hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding this letter, please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely, IPAYMENT, INC.
By:	/s/ Clay M. Whitson
	Name:	Clay M. Whitson
	Title:	Chief Financial Officer